Exhibit 99.1
PRESS RELEASE
23 April, 2007
NEW INTERNATIONAL ACCOUNTING STANDARD FOR EKSPORTFINANS ASA
The account for Eksportfinans has up to 2006 been prepared according to the accounting legislation in Norway, the accounting regulations issued by the Ministry of Finance and general accepted accounting principles in Norway (NGAAP). Effective first quarter 2007, the consolidated accounts will be presented according to international accounting principles approved by the EU — IFRS (International Financial Reporting Standards).
The adoption of IFRS will result in revision to the principles of valuation for a large proportion of the items on the balance sheet, particularly due to new regulations concerning financial instruments. The implementation of IFRS will result in significant changes to the Company’s income and equity.
The financial reports according to IFRS for the first quarter of 2007 will include restated comparative statements in accordance with IFRS for 2006. The effects of implementing IFRS will be presented based on the standards expected to be effective at December 31, 2007. The annual report for 2007 will present the first complete financial statement in accordance with IFRS.
For more information, please see the enclosed document: “Transition to International Accounting Standards (IFRS) for Eksportfinans ASA.”